UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 17, 2019

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Operations and Financial Condition.

On October 17, 2019, Atlassian Corporation Plc (the “Company”) issued a press release announcing its financial results for the fiscal quarter ended September 30, 2019. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein. The Company also issued a letter to its shareholders for the fiscal quarter ended September 30, 2019 (the “Shareholder Letter”). The full text of the Shareholder Letter is attached as Exhibit 99.2 to this report on Form 6-K and is incorporated by reference herein.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 17, 2019	Atlassian Corporation Plc
(Registrant)

/s/ James Beer
James Beer Chief Financial Officer (Principal Financial Officer)

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release dated October 17, 2019
99.2	Shareholder Letter dated October 17, 2019